SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TONGJITANG CHINESE MEDICINES COMPANY
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G8918E106
(CUSIP Number)

Mr. Xiaochun Wang	Jianguo Yang	With a copy to:
Room 3030, Four Seasons Place,	Fosun Industrial Co., Limited	Scott Clemens
8 Finance Street, Central,	Level 28	Baker & McKenzie LLP
Hong Kong	Three Pacific Place	Suite 3401, China World Tower 2
(86) 139 1818 3126	1 Queen’s Road East	China World Trade Center
	Hong Kong	1 Jianguomenwai Avenue
	China	Beijing 100004, People’s Republic of China
	(86)(21) 6332 5563	(86)(10) 6535 3971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Xiaochun Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK, WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		1,200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,675,584

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200,000

WITH	10	SHARED DISPOSITIVE POWER

		52,675,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	53,875,584

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.8%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Hanmax Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK, WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,675,584

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		52,675,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,675,584

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.6%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Fosun Industrial Co., Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong, China

	7	SOLE VOTING POWER

NUMBER OF		33,403,392

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,403,392

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,403,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.1%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer
This statement relates to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), including the American Depositary Shares (each representing four Ordinary Shares), of Tongjitang Chinese Medicines Company (the “Issuer”). The Issuer’s principal executive office is located at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.
Item 2. Identity and Background
This statement of beneficial ownership on Schedule 13D is being filed jointly by Fosun Industrial Co., Limited. (“Fosun Industrial”), Hanmax Investment Limited (“Hanmax Investment”) and Xiaochun Wang (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.
With respect to Fosun Industrial, this Schedule 13D also amends and, with respect to certain information set forth herein, supersedes the Schedule 13D filed with the SEC on October 17, 2008 (the “Original 13D”) by Fosun Industrial with respect to Ordinary Shares and American Depositary Shares (each representing four Ordinary Shares) of the Issuer, as previously amended by Amendment No. 1 to the Original 13D filed on October 31, 2008, by Amendment No. 2 to the Original 13D filed on November 18, 2008, by Amendment No. 3 to the Original 13D filed on December 10, 2008, by Amendment No. 4 to the Original 13D filed on December 19, 2008, by Amendment No. 5 to the Original 13D filed on December 31, 2008, by Amendment No. 6 to the Original 13D filed on January 5, 2009, by Amendment No. 7 to the Original 13D filed on January 28, 2009, by Amendment No. 8 to the Original 13D filed on February 6, 2009, by Amendment No. 9 to the Original 13D filed on March 5, 2009, by Amendment No. 10 to the Original 13D filed on March 24, 2009, by Amendment No. 11 to the Original 13D filed on April 20, 2009, by Amendment No. 12 to the Original 13D filed on June 22, 2009 and by Amendment No. 13 to the Original 13D filed on August 12, 2009. Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.
With respect to Hanmax Investment and Xiaochun Wang, this Schedule 13D supersedes the Schedule 13G filed with the SEC on February 13, 2008, as amended by Amendment No. 1 thereto filed with the SEC on February 9, 2009, as amended by Amendment No. 2 thereto filed with the SEC on February 5, 2010.
Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).
•	The principal business address for Fosun Industrial is 28/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong, China.
•	Fosun Industrial is principally engaged in investment, selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and medical devices, as well as in an import and export business. Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co. Ltd (“Fosun Pharma”);
•	Fosun Pharma is a leading Chinese pharmaceutical company listed on the Shanghai Stock Exchange. Fosun Pharma focuses on research, development, production and distribution of pharmaceutical products in China. Fosun Pharma is a subsidiary of, and is beneficially held approximately 49% by, Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”);
•	Fosun High Technology, through its subsidiaries, engages in pharmaceutical, property development, steel, mining, and retail services and strategic investment businesses in China. Fosun High Technology is a wholly owned subsidiary of Fosun International Limited (“Fosun International”);
•	Fosun International is a Hong Kong holding company, the ordinary shares of which are listed on the main board of the Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 78.2% by, Fosun Holdings Limited (“Fosun Holdings”);
•	Fosun Holdings is a holding company without any substantive operations. Fosun Holdings is a wholly owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”);
•	Fosun International Holdings is a holding company without any substantive operations. Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of Ordinary Shares held by Fosun Industrial.

The place of organization, principal business address and principal business of Fosun Industrial, Fosun Pharma, Fosun High Technology and Fosun International, Fosun Holdings and Fosun International Holdings is set forth in Exhibit 99.2, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Industrial, Fosun Pharma, Fosun High Technology and Fosun International is also set forth in Exhibit 99.2. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Holdings and Fosun International Holdings are not set forth in Exhibit 99.2, as these are holding companies without any substantive operations and are controlled by Guo Guangchang.
•	Hanmax Investment is a British Virgin Islands investment holding company whose principal office address is c/o Tongjitang Chinese Medicines Company, 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067, Guangdong Province, People’s Republic of China. Hanmax Investment is wholly owned by Xiaochun Wang.
•	Xiaochun Wang is a citizen of the People’s Republic of China and is Chairman of the Board and Chief Executive Officer of the Issuer and the sole shareholder, officer and director of Hanmax Investment. Mr. Wang’s business address is located at the principal office address of Hanmax Investment.
During the last five years, neither Fosun Industrial nor, to Fosun Industrial’s knowledge (a) any executive officer or director of Fosun Industrial; (b) any person controlling Fosun Industrial; or (c) any executive officer or director of any corporation or other person ultimately in control of Fosun Industrial has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
During the last five years, neither Hanmax Investment nor Xiaochun Wang nor, to the knowledge of Hanmax Investment and Xiaochun Wang (a) any executive officer or director of Hanmax Investment; (b) any person controlling Hanmax Investment; or (c) any executive officer or director of any corporation or other person ultimately in control of Hanmax Investment has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 33,403,392 Ordinary Shares currently held by Fosun Industrial is US$28,089,984 (inclusive of brokerage commissions). Fosun Industrial purchased 7,263,176 Ordinary Shares (held in the form of 1,815,794 American Depositary Shares) with its working capital. The remaining 26,140,216 Ordinary Shares (held in the form of 6,535,054 American Depositary Shares) currently held by Fosun Industrial were purchased with funds provided by borrowings of Fosun Industrial under revolving loan facilities with (a) Bank of Communications Co., Ltd., Hong Kong Branch (“Bank of Communications”) pursuant to a banking facilities agreement dated August 5, 2008 and (b) Standard Chartered Bank (Hong Kong) Limited (“Standard Chartered Bank”) pursuant to a banking facilities agreement dated August 26, 2008.
Fosun Industrial’s Bank of Communications facility provides for a revolving loan of up to US$10.0 million. Amounts outstanding under the facility bear interest at a rate of 1.8% per annum over LIBOR with a default interest rate of 4.25% per annum over Bank of Communications’ best lending rate for US dollars. Fosun Industrial is subject to administrative charges and collection charges arising from any failure on its part to make payments as they fall due, as well as all reasonable expenses including legal fees, communications and other expenses reasonably incurred by the Bank of Communications in connection with the facility. The loans made to Fosun Industrial by the Bank of Communications are guaranteed by a letter of guarantee issued by the Bank of Communications, Shanghai branch. Under the terms of the facility, the guaranteed amount of the letter of guarantee is required to be equal or greater than 106% of the aggregate of the amount of all advances made under the facility. The Bank of Communications reserves the right to request for top up of collateral security at any time after prior notice and to dispose of such security should the request be unsatisfied within the requested period.

Fosun Industrial’s Standard Chartered Bank facility provides for a short-term money market loan of up to US$10.0 million. Amounts outstanding under the facility bear interest at a rate of 1.5% per annum over LIBOR with a default interest rate of 8.0% per annum over the bank’s prime lending rate for Hong Kong dollars or the bank’s cost of funding, whichever is higher. Fosun Industrial is subject to payment of commissions, fees and charges in connection with the facility at the rates and in the amount and manner stipulated by the bank. The loans made to Fosun Industrial by Standard Chartered Bank are guaranteed by a corporate guarantee executed by Fosun International for US$10.0 million.
Prior to the Issuer’s initial public offering, Hanmax Investment acquired 53,552,692 Ordinary Shares from Xiaochun Wang in exchange for Hanmax Investment’s issuance of 100% of its shares to Xiaochun Wang. Hanmax sold 1,248,800 Ordinary Shares as a portion of the shares sold to the underwriters pursuant to the underwriters’ overallotment option in connection with the Issuer’s initial public offering, reducing shareholding of Hanmax to 52,303,892. On April 17, 2008, Mr. Wang and Yongcun Chen, a director of the Issuer, transferred 130,000 Ordinary Shares and 16,000 Ordinary Shares, respectively, to Hanmax for nominal consideration.
Effective August 13, 2007, in consideration for services rendered to the Issuer and pursuant to the Issuer’s 2006 Share Incentive Plan, as amended, Xiaochun Wang acquired from the Issuer (a) 400,000 Ordinary Shares under a restricted shares award agreement between Mr. Wang and the Issuer, all of which have vested as of the date of this report (and of which Mr. Wang transferred 225,692 Ordinary Shares to Hanmax on March 3, 2010) and (b) an option to purchase 1,200,000 Ordinary Shares under a share option agreement between Mr. Wang and the Issuer, all of which have vested as of the date of this report.
The remaining information set forth in this Item 3 is furnished by the Reporting Persons pursuant to Item 3 of Schedule 13D and also amends Item 3 of the Original 13D of Fosun Industrial.
The Reporting Persons anticipate that at the price per Ordinary Share set forth in their Proposal described in Item 4 below, approximately US$21,236,000 will be expended in acquiring 17,987,550 outstanding Ordinary Shares of Issuer owned by shareholders of Issuer other than Reporting Persons (“Publicly Held Shares”). This amount includes (a) the estimated funds required by Reporting Persons to purchase the Publicly Held Shares and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.
The Reporting Persons estimate the total amount of funds required to purchase the Publicly Held Shares at the price per Ordinary Share set forth in the Proposal described in Item 4 (which price has not yet been approved by Issuer’s Board of Directors) below to be approximately US$20,236,000. On April 1, 2010, Hanmax Investment received a commitment letter (the “Commitment Letter”) issued by CITIC Ka Wah Bank Limited (“CITIC”) for a US$30,000,000 term loan facility to fund the proposed purchase of the Publicly Held Shares, subject to certain terms to be agreed to by the parties, including execution of mutually acceptable definitive documents for the facility, there being no adverse change in the status of financial condition of Hanmax Investment, the accuracy and completeness of all representations and information provided by Hanmax Investment to CITIC and the payment of all sums payable by Hanmax Investment under the term loan facility. The commitment under the Commitment Letter expires upon the earlier to occur of execution of definitive credit facility documents and April 30, 2010, subject to extension by CITIC.
The foregoing descriptions of the material terms of the credit facilities provided to Fosun Industrial by Bank of Communications and Standard Charter Bank and the Commitment Letter issued to Hanmax Investment by CITIC are qualified in their entirety by reference to the complete text of such documents, which have been incorporated by reference or filed as exhibits to this Schedule 13D.
In addition to the funds required to purchase the Publicly Held Shares, the Reporting Persons estimate that approximately US$1 million will be required to finance additional transaction costs associated with the purchase of the Publicly Held Shares. The Reporting Persons have agreed that these transaction costs will be funded by Hanmax Investment and Fosun Industrial in proportion to their anticipated shareholdings in Merger Sub, as described more fully in Item 4 of this statement. The Reporting Persons expect to obtain the funds required to finance these additional transaction costs from their respective working capital.
Item 4. Purpose of Transaction
The following information set forth in this Item 4 is furnished by the Reporting Persons pursuant to Item 4 of Schedule 13D and also amends, in its entirety, Item 4 of the Original 13D of Fosun Industrial.
On April 8, 2010, Fosun Industrial and Hanmax Investment, on behalf of themselves and a corporation to be formed and solely owned by them (“Merger Sub”), submitted a non-binding proposal, (the “Proposal”) to the Issuer’s Board of Directors for the acquisition of the Publicly Held Shares of the Issuer. The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, a copy of which has been filed as Exhibit 99.6 to this Schedule 13D.

Under the Proposal, the Reporting Persons propose to acquire, through Merger Sub, all of the Issuer’s Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) not currently owned by the Reporting Persons (the “Transaction”) for US$1.125 per Ordinary Share (US$4.50 per American Depositary Share). The Proposal contemplates that the Transaction would be effected through a merger of Merger Sub with and into Issuer (with Issuer as the surviving entity) in which all of the Issuer’s outstanding Ordinary Shares, other than shares held by the Reporting Persons and shares as to which appraisal rights are perfected in accordance with Cayman Islands law, would be converted into the right to receive the cash merger consideration of US$1.125 per Ordinary Share (US$4.50 per American Depositary Share). The Reporting Persons are the beneficial owners of approximately 82.7% of the Issuer’s Ordinary Shares. Mr. Wang is the chairman of the board and chief executive officer of the Issuer. The Reporting Persons also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares and do not intend to sell their respective stakes in the Issuer.
In the Proposal, the Reporting Persons state that they believe that it is prudent and in the best interests of the Issuer and its shareholders for the board of directors of the Issuer to appoint a special committee of independent directors to respond to the Proposal and to make an informed recommendation to the full board of the Issuer and that the representatives of the Reporting Persons on the Issuer’s board of directors (all of whom have been designated by Hanmax and Xiaochun Wang) will vote in favor of that delegation of duty. The Reporting Persons also stated in the Proposal that they encourage such special committee to retain its own legal and financial advisors to assist in its review.
The Proposal is subject to a number of conditions, including, among other things: (a) the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Reporting Persons, containing such representations, warranties, covenants, conditions and other terms as are customary for a transaction of this type, (b) the negotiation and execution of definitive documents required to finance the purchase of Publicly Held Shares and the availability of funds under such financing documents, (c) disclosure documents containing the information required by Rule 13e-3 and Schedule 13E-3 under the Exchange Act being filed with the SEC, satisfactory resolution of any SEC comments on such documents and distribution to the Issuer’s shareholders of the information required by Rule 13e-3 and Schedule 13E-3 (d) the Issuer’s receipt of an opinion from an independent financial advisor that the consideration payable pursuant to the Proposal and the merger is fair, from a financial point of view to the Issuer’s shareholders other than the Reporting Persons, (e) the receipt of any necessary consents from third parties and the making of any necessary foreign or domestic governmental filings, and the expiration of any specified waiting periods thereunder without challenge and (f) the merger being approved by the Issuer’s shareholders present and voting at a duly called shareholders’ meeting in a manner that fulfills the requirements under Cayman Islands law and the Issuer’s governing documents for approval of the Transaction.
Neither the Issuer nor any of the Reporting Persons are obligated to pursue or to complete the Transaction. The Reporting Persons reserve the right to modify their Proposal in any way as a result of negotiations or to withdraw the Proposal at any time. If the proposed Transaction is completed, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and the American Depositary Shares would be delisted from the New York Stock Exchange. In addition, if the proposed Transaction is completed, (a) the board of directors of the Issuer, as the surviving company in the merger, would consist solely of persons to be designated by the Reporting Persons and (b) the Issuer’s memorandum and articles of association would be amended to reflect that the Issuer would become a privately held company and would no longer be listed on the New York Stock Exchange.
Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.
Item 5. Interest in Securities of the Issuer
The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons. In accordance with Rule 13d-4 under the Exchange Act, (i) Fosun Industrial disclaims beneficial ownership of all Ordinary Shares beneficially owned by Hanmax Investment and Xiaochun Wang, and (ii) Hanmax Investment and Xiaochun Wang each disclaims beneficial ownership of all Ordinary Shares beneficially owned by Fosun Industrial.

	Amount					Shared
	Beneficially	Percentage of	Sole Voting	Shared Voting	Sole Dispositive	Dispositive
Name of Person	Owned(1)	Class(2)	Power	Power	Power	Power

Xiaochun Wang(3)	53,875,584	51.8%	1,200,000	52,675,584	1,200,000	52,675,584
Hanmax Investment	52,675,584	50.6%	—	52,675,584	—	52,675,584
Fosun Industrial	33,403,392	32.1%	33,403,392	—	33,403,392	—

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 104,066,526 Ordinary Shares outstanding as of April 7, 2010 (as provided by the Issuer), as well as the Ordinary Shares underlying share options exercisable by such person within 60 days of the date of this Schedule 13D.

(3)	Includes 52,675,584 Ordinary Shares held by Hanmax Investment, a British Virgin Islands company wholly owned and controlled by Xiaochun Wang and 1,200,000 Ordinary Shares issuable upon exercise of options held by Mr. Wang within 60 days of the date of this Schedule 13D.

To the knowledge of the Reporting Persons, and except insofar as Mr. Guo Guangchang may be deemed to beneficially own the Ordinary Shares held by Fosun Industrial, none of the directors and officers of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings or Fosun International Holdings beneficially owns any Ordinary Shares.
During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings or Fosun International Holdings, has effected any transactions in the Ordinary Shares.
Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.
For a description of the principal terms of the Commitment Letter issued to Hanmax Investment for a credit facility to fund the proposed purchase of the Publicly Held Shares, see Item 3.
Prior to their delivery of the Proposal to the Issuer’s board of directors, Hanmax Investment and Fosun Industrial entered into a consortium agreement dated April 8, 2010 (the “Consortium Agreement) with respect to their participation in and the general structure and financing of the Transaction. In accordance with the terms of the Consortium Agreement, Hanmax Investment and Fosun Industrial have agreed to cooperate to:
•	evaluate Issuer, including conducting due diligence enquiries;
•	participate in a process that may lead to agreement upon the Proposal;
•	consider and, if agreed, deliver a final Proposal to Issuer that may lead to the Transaction;
•	fund Merger Sub for the expenses and costs of the Transaction;
•	consider and participate in the negotiation of the terms of documentation governing the relationship among Hanmax Investment and Fosun Industrial, including Merger Sub’s memorandum and articles of association and a shareholders’ agreement of Merger Sub (the “Shareholders’ Agreement”);
•	consider and participate in the negotiation of the terms of documentation leading to the Transaction (in which negotiations Hanmax Investment and Fosun Industrial expect that Issuer will be represented by a special committee of independent and disinterested directors of Issuer), including the Proposal to Issuer’s board of directors and an agreement and plan of merger among Hanmax Investment, Fosun Industrial, Merger Sub and Issuer (the “Merger Agreement”);
•	enable Hanmax Investment to enter into arrangements with providers of debt finance to finance the Transaction as set forth in the Commitment Letter; and
•	enter into any required documentation, proceed to make any necessary offer or obtain any required shareholder approvals to complete the Transaction.
The foregoing description of the material terms of the Consortium Agreement is qualified in its entirety by reference to such document, a copy of which has been filed as an exhibit to this Schedule 13D.
To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement dated April 8, 2010, by and between the Reporting Persons

Exhibit 99.2:	List of directors and executive officers of Fosun Industrial, persons controlling Fosun Industrial and executive officers and directors of other persons in control of Fosun Industrial

Exhibit 99.3
General Agreement for Banking Facilities, dated August 5, 2008, between Fosun Industrial and Bank of Communications (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Original 13D filed on December 10, 2008 by Fosun Industrial with the Securities and Exchange Commission).

Exhibit 99.4
Banking Facilities Agreement, dated August 26, 2008, between Fosun Industrial and Standard Chartered Bank (incorporated by reference to Exhibit 99.4 to Amendment No. 11 to the Original 13D filed on April 20, 2009 by Fosun Industrial with the Securities and Exchange Commission).

Exhibit 99.5:	Commitment letter with CITIC Ka Wah Bank to fund the proposed purchase of Publicly Held Shares.

Exhibit 99.6:	Proposal to Issuer dated April 8, 2010.

Exhibit 99.7:	Consortium Agreement dated April 8, 2010, by and between Hanmax Investment and Fosun Industrial.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 8, 2010

XIAOCHUN WANG
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang

HANMAX INVESTMENT LIMITED
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang
	Title:	Director

FOSUN INDUSTRIAL CO., LIMITED
By:	/s/ Qiyu Chen
	Name:	Qiyu Chen
	Title:	Chairman of the Board of Directors